RECD S.E.C.
MAY 2 2 2002
1086

02037306

PE 5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 5 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
MAY 2 4 2002
THOMSON
FINANCIAL

May, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

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This Form 6-K consists of:

Huaneng Power International's Announcement on May 21, 2002, in English with respect to redemption of convertible notes.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Redemption of Convertible Notes

(Beijing, China, May 21, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] has issued convertible notes (the "notes") offshore on May 21, 1997 and June 11, 1997, at par value with a principal amount of US$230 million, at 1.75% coupon rate for a duration of 7 years. As stipulated in the terms of the notes, holders of the notes have the option for early redemption on May 21, 2002, in whole or in part, at 128.575% of the principal amount of the notes together with accrued interest ("redemption"). (Accrued interest has already been prepaid every year.)

Deutsche Bank Trust Company Americas, the trustee bank for the notes, has notified the Company that final effective principal amounts of US$209,685,000 of the notes were tendered for early redemption. The Company has redeemed such notes on May 21, 2002 according to the terms of the notes.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net installed capacity of 10,813.5 MW, the Company is the largest independent power producer in China.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ____________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: May 22, 2002